BRITISH COLUMBIA

Number: BC0070974

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that CROSSHAIR ENERGY CORPORATION changed its name to JET METAL CORP. on September 17, 2013 at 09:32 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On September 17, 2013

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada